Exhibit 99.1

The Hanover Insurance Group To Acquire AIX Holdings

- Acquisition to Further Expand The Hanover’s Specialty Offerings, Adding Program and Alternative Risk Transfer Capabilities –

- Will Create New Opportunities for Partner Agents with Program Origination Capability –

WORCESTER, Mass. (August 6, 2008) – The Hanover Insurance Group, Inc. (NYSE: THG) and AIX Holdings, Inc. today announced that they have entered into a definitive agreement through which The Hanover will purchase all of the stock of AIX Holdings.

The Windsor, Conn.-based AIX Holdings is a specialty property and casualty insurance carrier that focuses on underwriting and managing program business, utilizing alternative risk transfer techniques. AIX Holdings has developed general liability, workers’ compensation, property, and auto liability programs for a range of well-defined, under-served markets where there are specialty coverage or risk management needs.

The transaction is subject to regulatory reviews and approvals. It is expected to close during the fourth quarter of this year.

“We are very pleased to add AIX Holdings to The Hanover organization,” said Frederick H. Eppinger, chief executive officer of The Hanover. “This acquisition is the latest of many investments we have made to deliver on our promise to build the product and service capabilities our agent partners need to profitably grow their businesses and win in their target markets.”

“Increasingly, many of our agent partners are seeking carriers that can deliver program solutions and the ability to utilize alternative risk transfer techniques in specialized markets,” Eppinger said. “With that in mind, we approached AIX Holdings, one of the very best carriers serving this market. AIX Holdings is an innovative, well managed and disciplined underwriter, with state-of-the-art operations and technology for the specialty programs market, as well as one of the most highly-experienced and respected management teams in this area of focus.”

The planned acquisition of AIX Holdings follows two other acquisitions The Hanover has made in recent months to build out its product and service capabilities for its agent partners. In September 2007, The Hanover acquired Professionals Direct, Inc., adding a distinctive offering of professional liability insurance for small and mid-sized law practices to its broad suite of commercial and specialty products. Earlier this year, the company purchased Verlan Holdings, Inc., which provides insurance for manufacturers and distributors of chemical-related products.

Robert Schultz, president of AIX Holdings, said the transaction will support and accelerate his company’s growth plans.

“We are thrilled to be joining The Hanover Insurance Group,” said Schultz. “Our affiliation with The Hanover will enable us to leverage its experience, market position and resources to our advantage, and to offer our program capabilities through our existing distribution partnerships and through Hanover partners, who are recognized as some of the very best independent agents in the business.”

About The Hanover

The Hanover Insurance Group, Inc. (NYSE: THG), based in Worcester, Mass., is the holding company for a group of insurers that includes The Hanover Insurance Company, also based in Worcester; Citizens Insurance Company of America, headquartered in Howell, Mich., and their affiliates. The Hanover offers a wide range of property and casualty products and services to individuals, families and businesses through an extensive network of independent agents, and has been meeting its obligations to its agents and their customers for more than 150 years. Taken as a group, The Hanover ranks among the top 40 property and casualty insurers in the United States.

About AIX Holdings

AIX Holdings, an insurance holding company with executive offices in Windsor, Conn., was founded in 2005 by five insurance industry veterans, Bob Schultz, Ron Ganiats, Mark Green, Ron Mairano and Russ Renvyle, in conjunction with Sterling Capital Partners. AIX Group was formed to fill a need in the under-served market of specialty program insurance business. This sector includes traditional first dollar programs, risk retention groups, rent-a-captive facilities, group and association captives and hybrid collateral structures. The company had gross written premiums of $85 million in 2007, and has an “A-” (Excellent) rating with A.M. Best Company. AIX Holdings employs approximately 150 people in four locations.

Contact Information

Investors:	Media:

Sujata Mutalik	Michael F. Buckley
E-mail: smutalik@hanover.com	E-mail: mibuckley@hanover.com
1-508-855-3457	1-508-855-3099